Epic Global Innovations Inc.

CPA-REVIEWED FINANCIAL STATEMENTS

For the Period from Inception May 23, 2024 to December 31, 2024.



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors

Epic Global Innovations Inc.

5940 S Rainbow Blvd

Las Vegas, NV 89118

We have reviewed the accompanying financial statements of Epic Global Innovations Inc., which comprise the balance sheet as of December 31, 2024, and the related statements of income, retained earnings, stockholders' equity, and cash flows for the period from May 23, 2024 (inception), to December 31, 2024, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

ELIZABETH BLAIR DAVID
Certified Public Accountant
LICENSE NUMBER: 17132
ADDRESS: 916 Farrington St, Saint Paul, MN 55117, USA.
elizabethblairdavid@gmail.com
DATE: 20th October, 2025



Epic Global Innovations Inc.

Statement of Financial Position (Balance Sheet)

As of December 31, 2024

Assets	Amount (USD)
Intangible Assets (Patent)	$115,000
Total Assets	**$115,000**

Liabilities and Stockholders' Equity

Liabilities	$0
Paid-in Capital	$115,000
Retained Earnings	$0
Total Liabilities & Equity	**$115,000**



Epic Global Innovations Inc.

Statement of Operations (Profit and Loss Statement)

For the Period from May 23, 2024, through December 31, 2024

Revenue	Amount (USD)
Revenue	0
Expenses	0
Net Income	**0**



Epic Global Innovations Inc.

Statement of Cash Flows

For the Period from May 23, 2024, to December 31, 2024

	Amount (USD)
Cash Flows from Operating Activities	0
Net Income	
Adjustments:	
+ Capitalized Patent Costs	115,000
Net Cash Used in Operating Activities	**115,000**
Cash Flows from Financing Activities	
Capital Contributions	115,000
Net Cash from Financing Activities	**115,000**
Cash at End of Period	**0**



Epic Global Innovations Inc.

Statement of Stockholders' Equity

For the Period from May 23, 2024, to December 31, 2024

Component	Amount (USD)
Beginning Equity	0
Capital Contributions	115,000
Net Income	0
Ending Equity	**115,000**

Epic Global Innovations Inc.

Notes to Financial Statements

As of December 31, 2024

- **Organization and Nature of Business**

Epic Global Innovations Inc. ("the Company") was incorporated in the State of **Nevada** on **May 23, 2024** as a for-profit corporation (Nevada Business ID No. NV20243126010; EIN 99-3196303). The Company's principal office is located at **5940 S Rainbow Blvd, Las Vegas, NV 89118**.

The Company develops advanced workplace-safety technology under the **EPIC ERA** platform, integrating artificial intelligence (AI), Internet of Things (IoT), and wearable devices for fall detection, OSHA/NIOSH compliance, and emergency response.

Epic Global Innovations Inc. is majority-funded and controlled by the **Ross Trust**, which holds certain patents and intellectual-property assets contributed to the Company. Operations through December 31, 2024, were limited to capitalization, intellectual-property development, and organizational activities. The Company has not commenced commercial operations or generated revenue as of the reporting date.

- **Basis of Presentation**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) on the accrual basis of accounting.

The statements cover the period from inception (May 23, 2024) through December 31, 2024 and include a Balance Sheet, Income Statement, Statement of Cash Flows, and Statement of Stockholders' Equity.

The statements were reviewed and finalized by Elizabeth Blair David, CPA (MN License #17132) in conformity with the Statements on Standards for Accounting and Review Services (SSARS AR-C 90) issued by the AICPA.

- **Summary of Significant Accounting Policies**

Use of Estimates

Preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and equity and related disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash includes funds on hand and short-term investments with original maturities of three months or less. The Company held no cash balance at December 31, 2024.

Revenue Recognition

The Company follows ASC 606, Revenue from Contracts with Customers. Revenue will be recognized when control of promised goods or services is transferred to customers. As of December 31, 2024, no revenues had been earned or recognized.

Intangible Assets and Capitalized Development Costs

Under ASC 350 – Intangibles – Goodwill and Other, the Company capitalized development and intellectual-property costs contributed by founders and related parties. Components of the capitalized value as of December 31, 2024, are summarized below (based on management schedules):

Component	Amount (USD)	Description
Patent Filings (USPTO #63/708,981 & #63/715,872)	7,500	Filed by trust counsel; conversion to utility patent expected Q4 2025
Software Application – Epic ERA App	60,000	Sweat-equity contribution by Adam Staples (beneficiary of Ross Trust)
PCB Hardware Prototypes – 25 Beta Boards	11,000	Prototype hardware developed for field testing
Prototyping and Testing – Engineering Samples	30,000	Firmware validation and beta testing
CAD Design and Engineering Contracts	7,000	3-D housing and mechanical design
Legal Counsel – Patent and Trust Structuring	3,000	Professional services of John J. Kamrar, Attorney at Law
Promotional Materials and Launch Assets	10,000	Branding and media content

Total Capitalized Intangible and Development Value: $188,500

The intellectual-property assets are legally held under the Ross Trust and contributed to the Company for its exclusive operational use. The Company considers these assets to have finite useful lives and will begin amortization when commercial deployment commences. No amortization or impairment expense was recorded during the period.

Property and Equipment

The Company held no tangible fixed assets As of December 31, 2024.

Income Taxes

The Company accounts for income taxes under **ASC 740, Income Taxes**. Because the Company incurred no taxable income during the period, no current or deferred tax provision has been recorded. The Company will evaluate deferred tax assets related to future operating losses when realization is probable.

Equity and Capital Contributions

Equity capitalization during the period consisted entirely of founder and investor contributions. Details are summarized as follows:

Contributor / Source	Contribution Type	Amount (USD)	Equity Position
Larry D. Epic / Ross Trust	Capital & IP Transfer	216,000	Majority shareholder / Trust owner
Kelly Todd	Investor Capital	16,000	2 % equity stake
Adam Staples	Sweat Equity (IP Software Development)	60,000	Beneficiary (non-cash)
Other Contributors	Engineering and Design		Services

7,000   Non-equity contributors

Total paid-in and contributed capital recognized equals **$236,000**, matching total assets. No dividends or stock issuances beyond these contributions occurred.

Fair Value Measurement

In accordance with **ASC 820**, the Company did not hold assets or liabilities measured at fair value As of December 31, 2024.

- **Related-Party Transactions**

All recorded contributions originated from related parties, including the **Ross Trust** (beneficially controlled by Larry D. Epic) and trust beneficiaries. No loans, advances, or payables existed between the Company and related parties. All services performed by related individuals were treated as equity contributions or sweat-equity and appropriately capitalized.

- **Commitments and Contingencies**

As of December 31, 2024, the Company had no outstanding liabilities, contractual obligations, or contingencies. All recorded transactions represent capital formation and asset development.

- **Subsequent Events**

Management evaluated subsequent events through December 31, 2024, the date the financial statements were available to be issued, in accordance with ASC 855,

Subsequent Events, and determined that no events occurred requiring adjustment or disclosure.

- **Going Concern**

The accompanying financial statements have been prepared on a going-concern basis, which assumes the Company will continue to operate and realize its assets in the normal course of business.

Because the Company is in its early development stage and has not yet generated revenue, continuation of operations depends on the success of planned fundraising through **Regulation Crowdfunding (Form C)** and other financing activities.

 These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after issuance. Management intends to mitigate this risk through ongoing fundraising, equity issuance, and commercial deployment of the EPIC ERA technology.

- **Management Representation of Financial Position**

Management has certified that during the period from May 23, 2024, to December 31, 2024, the Company incurred no operating revenues, liabilities, or expenses. All activity represents founder and trust capital contributions and capitalization of intellectual-property and development assets. This statement is supported by the Company's trial balance and contributor schedules provided to the CPA.

To:

Board of Directors

Epic Global Innovations Inc.

5940 S Rainbow Blvd

Las Vegas, Nevada 89118

VERIFICATION OF GAAP COMPLIANCE – REGULATION CROWDFUNDING (FORM C)

To the Board of Directors and Management of Epic Global Innovations Inc.:

I, **Elizabeth Blair David, CPA (License No. 17132)**, have reviewed the accompanying financial statements of **Epic Global Innovations Inc.** for the period from inception (May 23, 2024) through December 31, 2024, which comprise the Balance Sheet, Income Statement, Statement of Cash Flows, and Statement of Stockholders' Equity, together with the accompanying Notes to the Financial Statements.

Management of Epic Global Innovations Inc. has also provided supporting schedules and documentation, including the trial balance, capital-contribution summaries, ownership structure, and development-asset breakdowns for the reporting period. I have reviewed these materials for consistency with the financial statements and integrated them into the final presentation of the accompanying Notes.

CERTIFICATION OF COMPLIANCE

Based on my review and in accordance with the **Statements on Standards for Accounting and Review Services (SSARS)** promulgated by the American Institute of Certified Public Accountants (AICPA):

1. The accompanying financial statements, including all related notes, are presented in conformity with U.S. Generally Accepted Accounting Principles (GAAP).

2. All disclosures required under U.S. GAAP for development-stage entities (including intangible assets, equity structure, related-party activities, and going-concern matters) are appropriately included and supported by management's documentation.

3. The financial statements and notes are suitable for inclusion in a Regulation Crowdfunding (Form C) filing with the U.S. Securities and Exchange Commission (SEC) and its designated funding portal (Wefunder).

4. All information has been prepared under management's direction and subject

   to CPA review for presentation and disclosure consistency only.

Limitation of Scope

This verification does **not** constitute an audit opinion under Generally Accepted Auditing Standards (GAAS). The engagement was conducted under the review and preparation framework of **SSARS (AR-C §90)**. No assurance is expressed on internal controls or operating results.

CPA ATTESTATION

I confirm that I am a Certified Public Accountant licensed and in good standing, authorized to practice public accounting under license number **17132**. This letter is issued solely for the use of Epic Global Innovations Inc. and its Regulation Crowdfunding (Form C) filing and may be relied upon by the SEC, funding portal (Wefunder), and prospective investors as confirmation that the financial statements and notes have been prepared in accordance with U.S. GAAP.

Sincerely,

ELIZABETH BLAIR DAVID
Certified Public Accountant
LICENSE NUMBER: 17132
ADDRESS: 916 Farrington St, Saint Paul, MN 55117, USA.
elizabethblairdavid@gmail.com
DATE: 20th October, 2025